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                                                                      EXHIBIT 21


                              LIST OF SUBSIDIARIES
                             (AS OF JANUARY 1, 2005)


Nuveen Asia Investments, Inc.
Nuveen Asset Management
Nuveen Investments Advisers Inc.
Nuveen Investments Canada Co.
Nuveen Investments Holdings, Inc.
Nuveen Investments, LLC
Nuveen Investments Institutional Services Group LLC
NWQ Investment Management Company, LLC*
Rittenhouse Asset Management, Inc.
Symphony Asset Management LLC


* All subsidiaries are 100% owned, directly or indirectly, by the Registrant, except NWQ Investment Management Company, LLC ("NWQ").

   Key managers of NWQ own a non-controlling member interest in NWQ, which they purchased at the time of the acquisition of NWQ. These interests allow their owners to participate in the profits of NWQ above specified levels beginning January 1, 2003. Beginning in 2004 and continuing through 2008, the Registrant has the right to acquire these interests.